Filed by Quovadx, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Rogue Wave Software, Inc.
Commission File No. 000-28900

Quovadx has commenced an exchange offer and filed with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx has mailed a Prospectus/Offer to Exchange and related offer materials to stockholders of Rogue Wave, and Rogue Wave has mailed a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC website at www.sec.gov and at Quovadx’s website at www.quovadx.com. Documents filed by Rogue Wave with the SEC may be obtained without charge at the SEC website and at Rogue Wave’s website at www.roguewave.com.

November 25, 2003

Dear Customer,

Since we announced the proposed merger of Rogue Wave and Quovadx, many people have asked questions about the future of SourcePro, LEIF and the Stingray product lines after the merger is consummated. To answer these questions we’ll first discuss the resources of the proposed combined organization, then discuss the commitment to Rogue Wave’s current and future products. We will end this letter by sharing with you the reasons for the merger and why we believe it will yield many benefits for our joint customers.

The Combined Organization
This table details the proposed combined Rogue Wave and Quovadx organization:

	Rogue Wave	Rogue Wave and Quovadx

Core competencies	C++, Web services	C++, Web services,
		XML, Java
Number of employees	105	> 600
Development Engineers	24	114
Products	SourcePro, LEIF, Stingray	SourcePro, Stingray, LEIF,
		Rogue Wave Platform
Technical Support Engineers	11	30
Regional Coverage	Worldwide	Worldwide
Professional Services Employees	4	140
Annual revenues 2003	$32.9M	> $100M

Our Commitment to Our Customers for Current and Future Products
What is the commitment, after we complete the merger, of our bigger, stronger, more technically diverse organization to Rogue Wave’s customers? Rogue Wave has built its reputation on the timely delivery of support for new platforms and on meeting our commitments for technical support. We intend to remain committed to delivering quality maintenance, support, and upgrades.

The commitment to Rogue Wave’s new product strategy to facilitate the creation of applications for a service-oriented architecture is fortified by our post-merger combined company. In addition to LEIF, Rogue Wave will start distributing QDX™ Platform, an industry leading product for integrating and orchestrating services. After we consummate the merger, you’ll see that LEIF will be integrated into this tools platform, too, and the platform will be renamed the Rogue Wave® Platform. This post-merger combined offering will be unique in delivering an integrated solution for fabricating, assembling and orchestrating services.

Reasons for the Merger
In the past five years Quovadx has achieved great success developing and marketing software applications for the healthcare industry. The proposed acquisition of Rogue Wave is strategic. It allows Quovadx to execute its strategy and expand into horizontal markets for tools that facilitate application development. By adding the QDX Platform to Rogue Wave’s offering, the merger is similarly strategic for Rogue Wave.

We are both very excited about this merger. We know that the capabilities of our post-merger combined company are greater than either company could achieve alone. We look forward to continuing to serve you with the same standard of products and services that you have come to expect from Rogue Wave. In fact, you should expect our merged company to offer you more of both. Of course, the consummation of the merger requires various regulatory approvals and shareholder action. We are confident, however, that we will be able to clear these requirements and close before the end of first quarter 2004.

We thank you for the opportunity to continue to serve you. Please don’t hesitate to contact your Rogue Wave sales representative if you have any questions.

Sincerely,	Sincerely,

Kathleen Brush	Lorine Sweeney
President & CEO of	President & CEO of
Rogue Wave Software, Inc.	Quovadx, Inc.